UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of October 2012

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

PROPOSED SHARE OWNERSHIP CHANGES AT VEOLIA TRANSDEV

Paris, October 23, 2012._ The Caisse des Dépôts and Veolia Environnement hereby announce that they have entered discussions with a view to reaching a final agreement aimed at strengthening the balance sheet of Veolia Transdev and furnishing it with the resources to pursue its strategic development.

Under the resulting agreement, the Caisse des Dépôts and Veolia Environnement would subscribe to a €800 million capital increase by conversion of shareholder loans. Following this transaction, the Caisse des Dépôts would hold 60% of the capital of Veolia Transdev and would take exclusive control of that company. Veolia Environnement would retain a 40% shareholding.

The transaction would be accompanied by targeted disposals and the refinancing of bank loans. These operations would increase Veolia Transdev’s financial flexibility and enable it to prioritize repayment of the shareholder loans made by Veolia Environnement.

Prior to this restructuring, Veolia Environnement would acquire the 66% stake held by Veolia Transdev in SNCM and its subsidiaries, together with attached rights and obligations.

With a long history of partnering local governments, the Caisse des Dépôts sees this takeover as a long-term commitment, aimed at addressing contemporary mobility issues, including environmental impacts, increasing urban growth, multi-modal transportation, soft mobility, digital communications, etc.

For Veolia Environnement, this project would represent a first step in its progressive withdrawal from Transportation activities.

The final agreements on the takeover of Veolia Transdev by the Caisse des Dépôts must receive the approval of the Board of Directors of Veolia Environnement, and will be the subject of a decision by the Chief Executive Officer of the Caisse des Dépôts upon receipt of that institution’s Investment Committee and Supervisory Board advice.

Attention is drawn to the fact that no final agreement has been reached between the parties at this juncture, and that discussions will continue after consulting with and informing the employee representative bodies. Veolia Environnement will inform the financial markets of further developments relating to this project, as required and in compliance with the applicable regulations.

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Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 330,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €29.6 billion* in 2011. www.veolia.com
* Excluding VeoliaTransdev revenues currently under divestment

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties in particular  include risks related to customary provisions of divesture transactions and those described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contact

Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  October 23, 2012

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot
Name: Antoine Frérot Title: Chairman and Chief Executive Officer